# Value Add Growth REIT III LLC

Index



To the Managing Member of
Value Add Growth REIT III, LLC
San Diego, California

## INDEPENDENT AUDITOR'S REPORT

### Opinion

We have audited the accompanying financial statement of Value Add Growth REIT III, LLC (the "Company") which comprise the balance sheet as of March 16, 2022 (inception), and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of March 16, 2022 (inception) in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations and has not generated revenues or profits. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

## Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statement**

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Artesian CPA, LLC*

Denver, Colorado
May 19, 2022

**Artesian CPA, LLC**

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**Value Add Growth REIT III LLC**
**Balance Sheet**
**As of March 16, 2022 (inception)**

| | | |
|---|---|---|
| ASSETS | | |
| Deferred Offering Costs | $ | 0.00 |
|    TOTAL ASSETS | $ | 0.00 |
| | | |
| LIABILITIES AND MEMBER'S EQUITY | | |
| | | |
| LIABILITIES | | |
| Accounts Payable | $ | 0.00 |
|    TOTAL LIABILITIES | | 0.00 |
| | | |
| MEMBER'S EQUITY | | 0.00 |
| | | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 0.00 |

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

**Value Add Growth REIT III LLC**
**Notes to the Financial Statement**
**As of March 16, 2022 (inception)**

**Note 1 – Nature of Operations**

Value Add Growth REIT III LLC (the "Company") is a limited liability company organized March 16th, 2022 under the laws of Delaware. The Company was formed to purchase and invest in certain real estate properties and projects such as multi-family and commercial real estate.

As of March 16, 2022 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The Company is externally managed by DF Manager, LLC, ("Manager"), which is a subsidiary of the Company's sponsor, DiversyFund, Inc. ("Sponsor").

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

**Note 2 – Summary of Significant Accounting Policies**

*Basis of Presentation*

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

*Use of Estimates*

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

*Cash Equivalents and Concentration of Cash Balance*

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

*Deferred Offering Costs*

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

*Fair Value of Financial Instruments*

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

*Revenue Recognition*

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has adopted ASC 606 as of its inception date and will recognize revenues in accordance with ASC 606. Rental revenue, net of concessions, are to be recognized on a straight-line basis over the term of the lease. No revenue has been earned or recognized as of March 16, 2022 (inception).

*Organizational Costs*

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

*Accounting for Long-Lived Assets and Impairment of Real Estate Owned*

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

*Income Taxes*

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the members on their individual tax returns. The Company intends to elect to be taxed as a corporation of REIT for federal and state tax purposes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

*Net Earnings or Loss per Unit*

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of March 16, 2022 (inception), the Company has not presented basic net loss per unit or diluted net loss per unit.

### Note 3 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur additional costs in pursuit of its capital financing plans, and has not generated any revenues as of March 16, 2022 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

### Note 4 – Member's Equity

The Company is managed by DF Manager, LLC, a related party. The Company has authorized 20,000,000 shares of LLC interests, consisting of 1,000,000 Common Shares and 19,000,000 Investor Shares. The Sponsor owns all of the Common Shares effective on March 16, 2022 (inception).

The Company may divide the Investor Shares into one or more classes and designate rights and privileges to share classes. The Company adopted an authorizing resolution designating 7,500,000 of its investor shares as Class A

Investor Shares. Class A Investor Shares were designated certain rights and privileges, including: A) A policy on distributions of operating cash flows dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), and fourth 65% to Class A Investor Shares and 35% to Common Shares. B) A policy on distributions of net capital proceeds dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to Class A Investor Shares until they have received full return of their allocated capital from the capital transactions, fourth to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), fifth 65% to Class A Investor Shares and 35% to Common Shares until Class A Investor Shares have received their targeted internal rate of return of 12%, and sixth 50% to Class A Investor Shares and 50% to Common Shares. C) Class A Investor Shares may be withdrawn by holders with 90 days notice under certain terms defined in the Company's operating agreement.

Investors do not have the right to cause the Company to re-purchase (redeem) their Class A Investor Shares.

No membership units have been issued and no capital has been contributed to the Company as of March 16, 2022 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

**Note 5 – Commitments and Contingencies**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

**Note 6 – Fees to Sponsor**

The Company entered into a management agreement with DF Manager, LLC, a related party, on May 2, 2022. The management agreement requires a 0.167% monthly management fee (approximately 2% annually) on the aggregate capital accounts of its members.

The sponsor will charge each project entity an asset management fee equal to 2% of the gross operating income (typically gross rental revenue) of the real estate project owned by the project entity. This fee is charged to the real estate asset and is not a fee charged directly to the Company.

The sponsor will charge each project entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both "hard" costs (e.g., the cost of property) and "soft" costs (e.g., professional fees).

Where the Company owns property directly or is the sole owner of a project entity, the sponsor will receive a property disposition fee equal to 1% of the total sale price of each property.

Where the Company owns property directly, or is the sole owner of a project entity, the sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

The sponsor might provide construction management services. If so, the sponsor be entitled to a construction management fee equal to 7.5% of actual construction costs.

If the sponsor or an affiliate guaranties indebtedness of the Company or a project entity, including guaranties of any so-called "bad boy" carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.

The Company or project entities might engage the sponsor or its affiliates to perform other services. The compensation paid to the sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors.

**Note 7 – Subsequent Events**

Events that occur after the balance sheet date, but before the financial statement was available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through May 19, 2022, the date the financial statement was available to be issued and noted no additional material events requiring disclosure or adjustment to the financial statement.

*Offering Proceeds*

The Company intends to initiate a Regulation A offering of its Class A Investor Shares after March 16, 2022 (inception). We are authorized to raise $75 million and as of May 19, 2022, the Company has not raised any funds.